Exhibit (a)(2)

HYPERSPACE COMMUNICATIONS, INC.

ELECTION CONCERNING EXCHANGE OF RESTRICTED STOCK UNITS

(INSTRUCTIONS AT BOTTOM OF FORM)

Name of Restricted Stock Unit Holder:

I have received the Offer to Exchange Restricted Stock Units (the "Offer to Exchange") and the FAQs included therein. I acknowledge that the terms of this Election Concerning Exchange of Restricted Stock Units form and the Offer to Exchange constitute the entire agreement between HyperSpace and me regarding the offer.

I understand that I may elect to exchange any or all restricted stock units that were granted to me under the HyperSpace Communications, Inc. 2004 Equity Incentive Plan, as amended (the "Plan"). In return, Hyperspace will grant me the same number of replacement restricted stock units on December 30, 2005.

I understand that this exchange is strictly voluntary and that the restricted stock units accepted for exchange will be exchangeable on a one-for-one basis for the replacement restricted stock units.

I understand that the new restricted stock units granted in exchange for the cancellation of any current restricted stock units owned by me will have substantially the same terms as my current restricted stock units except that (i) the conversion schedule will be modified so that 1/2 of my vested restricted stock units will convert to shares of common stock on February 15, 2007 and the remaining 1/2 will convert on May 15, 2007 and (ii) the conversion schedule will accelerate upon a change in control of HyperSpace but not in the event of a public offering in which I am entitled to participate (as is provided in my current restricted stock unit agreement).

I recognize that, under certain circumstances set forth in the Offer to Exchange, HyperSpace may terminate or amend the offer and postpone its acceptance and cancellation of any restricted stock units elected for exchange. In any such event, I understand that the restricted stock units elected for exchange but not accepted will remain in effect without change.

I have reviewed the list of my restricted stock units that HyperSpace made available to me. I hereby give up my ownership interest in the restricted stock units listed below, and I understand that they will become null and void on or after December 30, 2005 if accepted for exchange. I acknowledge that this election is entirely voluntary. I also acknowledge that this election will be irrevocable after December 29, 2005.

I hereby make the following election with regard to my eligible restricted stock unit grants (check one):

[ ] I hereby elect to cancel all of the restricted stock unites granted to me pursuant to the HyperSpace Communications, Inc. 2004 Equity Incentive Plan, as amended.

[   ] I hereby elect to cancel _____ (insert number less than all restricted stock units held by holder)

restricted stock units granted to me pursuant to the HyperSpace Communications, Inc. 2004 Equity

Incentive Plan, as amended.

__________________, 2005 Date	______________________________________ Restricted Stock Unit Holder's Signature

Participation Instructions:

1.

Complete this form, sign it, and fax it to Mark A. Pougnet, at (208) 893-7218 or email at mapougnet@ehyperspace.com or by post to Mark A. Pougnet, HyperSpace Communications, Inc., c/o MPC Computers, LLC, 906 E. Karcher Road, Nampa, ID 83687 as soon as possible, but in any event before 12:00 midnight, Eastern Time on December 29, 2005.

2.	Ensure that you receive confirmation of receipt from HyperSpace within three business days.

Holders who return forms after December 27, 2005 may not receive timely confirmation.